SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE TO-T/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          MICROWAVE POWER DEVICES, INC.
                            (Name of Subject Company)

                         ERICSSON MPD ACQUISITION CORP.
                                  ERICSSON INC.
                     TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    59517M103
                      (CUSIP Number of Class of Securities)

                             Lawrence F. Lyles, Esq.
                                  Ericsson Inc.
                                740 Campbell Road
                             Richardson, Texas 75081
                                  972-583-0000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                             Alberto Luzarraga, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                               011 44 20 7655 5000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction Valuation*                         Amount of Filing Fee**
--------------------------------------------------------------------------------
            $98,505,933                                    $19,701.19
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $8.70, the per share tender offer price, by 11,322,521, the sum of the 10,709,064 currently outstanding shares of Common Stock sought in the Offer and the 613,457 shares of Common Stock subject to options that were vested as of October 11, 2000.
**    Calculated as 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid:  $19,701.19      Filing Party: Ericsson MPD
                                                             Acquisition Corp.,
                                                             Ericsson Inc., and
                                                             Telefonaktiebolaget
                                                             LM Ericsson
      Form or Registration No: Schedule TO     Date Filed:   October 20, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[X]   third-party tender offer subject to Rule 14d-1.
[ ]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.3

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on October 20, 2000 by Ericsson MPD Acquisition Corp. a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a corporation organized under the laws of The Kingdom of Sweden ("Ericsson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Microwave Power Devices, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.70 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.  Terms of the Offer.

         Item 4 of the Schedule TO is hereby amended and supplemented to include the following additional information:

         Section 14. Certain Conditions of the Offer.

         The end of the second to last paragraph of Section 14 of the Offer to Purchase on page 34 is amended by deleting the words "sole judgment" and replacing them with the words "reasonable judgment", and the end of such paragraph shall read as follows:

         "which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment."

         The last paragraph of Section 14 of the Offer to Purchase on page 34 is amended and restated in its entirety to read as follows:

         "The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time, in their sole discretion, provided that the Minimum Condition may not be waived to be less than 50.6% of the total issued and outstanding Shares on a Fully Diluted Basis. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. All conditions to the Offer, other than those involving the satisfaction of the conditions set forth in clauses (ii), (iii) and (iv) of the first paragraph of this Section 14 (which concern receipt of necessary governmental approvals or expiration or termination of applicable


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

governmental waiting periods), shall be satisfied or waived on or prior to the expiration of the Offer."

Item 7.  Source and Amount of Funds or Other Considerations.

         Item 7 of the Schedule TO is hereby amended and supplemented to include the following additional information:

         Section 9. Financing of the Offer and the Merger.

         The sole paragraph in Section 9 of the Offer to Purchase on page 17 is amended and restated in its entirety to read as follows:

              "The total amount of funds required by Parent and Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $100,000,000. Parent and Purchaser do not intend to rely on debt or equity financing to finance the Offer and the Merger, but instead will pay for the Shares purchased in the Offer and acquired in the Merger with currently available cash on hand of Parent and its affiliates. Assuming 10,709,064 Shares outstanding on October 19, 2000 the total funds required by Purchaser to purchase the maximum amount of Shares sought by Purchaser in the Offer is $93,168,857."

Item 11. Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented to include the following additional information.

         Section 15. Certain Legal Matters and Regulatory Approvals.

              The second paragraph in Section 15 of the Offer to Purchase beginning on page 34 is amended and restated in its entirety to read as follows:

         "Foreign Approvals. According to publicly available information, the Company conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares in the Offer or the Merger, a notification is required by German competition law which Ericsson made on October 23, 2000 with the Federal Cartel Office. The purchase of Shares in the Offer may not be completed until (i) the transaction has been declared compatible with the German market by the Federal Cartel Office, (ii) the Federal Cartel Office has failed to initiate an in-depth investigation within one month from the notification, or (iii) the Federal Cartel Office has failed to make a decision within four months of the notification. The laws of other of those foreign countries and jurisdictions where the Company owns property and conducts business may also require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such other countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on the Surviving Corporation's operations conducted in those countries and jurisdictions as a result of the acquisition of the Shares in the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, Purchaser cannot be certain that such approvals or consents will be granted, and, if such


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

approvals or consents are received, Purchaser cannot be certain as to the date of those approvals or consents. In addition, Purchaser cannot be certain that it will be able to cause the Company or its subsidiaries to satisfy or comply with those laws or that compliance or noncompliance will not have adverse consequences for the Company or any of its subsidiaries after purchase of the Shares pursuant to the Offer or the Merger."

         The fourth to last paragraph in Section 15 of the Offer to Purchase beginning on page 36 is amended and restated in its entirety to read as follows:

          "Exon-Florio. The Purchaser and the Company jointly filed on October 24, 2000 with the Committee on Foreign Investment in the United States ("CFIUS") a voluntary notice pursuant to the Exon-Florio Amendment to the Defense
Production Act of 1950 and the regulations thereunder (the "Exon-Florio Provision") with respect to the Offer and the Merger. Under the Exon-Florio Provision, the President of the United States is authorized to prohibit or suspend an acquisition, merger or takeover by a foreign person of a person engaged in interstate commerce in the United States if the President determines, after investigation, that (i) there is credible evidence that leads him to believe that such a foreign person in exercising control of such an acquired person might take action that threatens to impair the national security of the United States and (ii) other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the Exon-Florio Provision, notice of an acquisition, merger or takeover by a foreign person may be made to CFIUS either voluntarily by the parties to such proposed transaction or by any member of CFIUS. CFIUS comprises representatives of the Departments of the Treasury, State, Commerce, Defense, and Justice, the Offices of Management and Budget and Science and Technology Policy, the United States Trade Representative and the Council of Economic Advisors, as well as the Assistants to the President for National Security Affairs and for Economic Policy."


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


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 25, 2000

                                      ERICSSON MPD ACQUISITION CORP.


                                          /s/ Lawrence F. Lyles
                                      ------------------------------------------
                                      Name:   Lawrence F. Lyles
                                      Title:  President and Chairman


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2000

                                      ERICSSON INC.


                                          /s/ Lawrence F. Lyles
                                      ------------------------------------------
                                      Name:   Lawrence F. Lyles
                                      Title:  Vice President and General Counsel


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2000

                                      TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)


                                          /s/ Rolf Eriksson
                                      ------------------------------------------
                                      Name:   Rolf Eriksson
                                      Title:  Vice President


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


                                  EXHIBIT INDEX

Exhibit
  No.                      Description
-------                    -----------

(a)(1)        Offer to Purchase dated October 20. 2000.*
(a)(2)        Form of Letter of Transmittal.*
(a)(3)        Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on October 20, 2000.*
(a)(8) Joint Press Release issued by Ericsson and the Company on October 13, 2000 (incorporated by reference to Exhibit 99.1 on the Schedule on TO-C filed by Purchaser on October 13, 2000).
(b)           None.
(d)(1) Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company.*
(d)(2) Stockholders' Agreement, dated as of October 12, 2000, among Parent, Purchaser and several stockholders of the Company.*
(d)(3) Non-Disclosure Agreement dated as of July 6, 2000 between Ericsson and the Company.*
(d)(4) Non-Solicitation Agreement dated August 24, 2000 (as extended on September 14, 2000 and October 4, 2000) between Ericsson and the Company.*
(g)           None.
(h)           None.




* Incorporated by reference to the Schedule TO filed by Ericsson MPD Acquisition Corp., Ericsson Inc., and Telefonaktiebolaget LM Ericsson
     (publ) on October 20, 2000.




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